UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Evolve Transition Infrastructure LP
(Name of Issuer)

COMMON UNITS
(Title of Class of Securities)

30053M104
(CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
55 Hudson Yards
550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing persons has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30053M104	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Stonepeak GP Investors Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
231,761,668 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
231,761,668 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
231,761,668 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1. This amount includes approximately 27,017,268 Common Units (as defined herein) that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104	Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
Stonepeak GP Investors Upper Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
231,761,668 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
231,761,668 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
231,761,668 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, HC

1. This amount includes approximately 27,017,268 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant

CUSIP NO. 30053M104	Page 4 of 7 Pages
1	NAMES OF REPORTING PERSONS
Stonepeak GP Investors Holdings Manager LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
231,761,668 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
231,761,668 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
231,761,668 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
80.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, HC

1. This amount includes approximately 27,017,268 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

CUSIP NO. 30053M104	Page 5 of 7 Pages
.Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Units (the “Common Units”) of Evolve Transition Infrastructure LP (the “Issuer” or the “Partnership”) that the Reporting Persons are deemed to beneficially own. The Issuer’s principal executive offices are located at 1360 Post Oak Blvd, Suite 2400, Houston, TX, 77056.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of each of the following (the “Reporting Persons”): (i) Stonepeak GP Investors Holdings LP, a Delaware limited partnership; (ii) Stonepeak GP Investors Upper Holdings LP, a Delaware limited partnership; and (iii) Stonepeak GP Investors Holdings Manager LLC, a Delaware limited liability company.

This Schedule 13D relates to Common Units held directly by SP Common Equity Subsidiary LLC (“SPCE Sub”) and SP Preferred Equity Subsidiary LLC (“SPPE Sub”), and Common Units, Class C Preferred Units and a Warrant to acquire Common Units held directly by Stonepeak Catarina Holdings LLC (“Stonepeak Catarina”). Stonepeak Catarina is the sole member of each of SPCE Sub and SPPE Sub. Stonepeak Texas Midstream Holdco LLC is the managing member of Stonepeak Catarina. Stonepeak Catarina Upper Holdings LLC is the majority owner member of Stonepeak Texas Midstream Holdco LLC. Stonepeak Infrastructure Fund (Orion AIV) LP is the managing member of Stonepeak Catarina Upper Holdings LLC. Stonepeak Associates LLC is the managing member of Stonepeak Texas Midstream Holdco LLC and the general partner of Stonepeak Infrastructure Fund (Orion AIV) LP. Stonepeak GP Holdings LP is the sole member of Stonepeak Associates LLC. Stonepeak GP Investors LLC is the general partner of Stonepeak GP Holdings LP. Stonepeak GP Investors Holdings LP is the managing member of Stonepeak GP Investors LLC. Stonepeak GP Investors Upper Holdings LP is the general partner of Stonepeak GP Investors Holdings LP. Stonepeak GP Investors Holdings Manager LLC is the general partner of Stonepeak GP Investors Upper Holdings LP. Mr. Michael B. Dorrell is the Chairman, Chief Executive Officer, co-founder and sole member of Stonepeak GP Investors Holdings Manager LLC.

Upon the completion of the Restructuring (as defined in Item 4 herein), each of the Reporting Persons may be deemed to indirectly exercise voting and dispositive power over the Common Units held directly by SPCE Sub and SPPE Sub and the Common Units, Class C Preferred Units and Warrant held directly by Stonepeak Catarina. Each of SPCE Sub, SPPE Sub, Stonepeak Catarina, Stonepeak Texas Midstream Holdco, Stonepeak Catarina Upper Holdings LLC, Stonepeak Infrastructure Fund (Orion AIV) LP, Stonepeak Associates LLC, Stonepeak GP Holdings LP, Stonepeak GP Investors LLC, and Mr. Dorrell (collectively, the “Other Stonepeak Persons” and, together with the Reporting Persons, the “Stonepeak Reporting Persons”) previously reported their beneficial ownership of the securities reported herein.

The address of the principal office for each of the Reporting Persons is 55 Hudson Yards, 550 W. 34th St., 48th Floor, New York, NY 10001.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 1

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

Item 4.	Purpose of Transaction

CUSIP NO. 30053M104	Page 6 of 7 Pages
On June 26, 2023, the Stonepeak Reporting Persons completed an internal restructuring (the “Restructuring”), pursuant to which the Reporting Persons were created and Stonepeak GP Investors Holdings LP replaced Stonepeak GP Investors Manager LLC as the managing member of Stonepeak GP Investors LLC. Following the Restructuring, Stonepeak GP Investors Manager LLC ceased being a beneficial ownership of any Common Units.

The information disclosed in Item 4 of the Schedule 13D filed by the Other Stonepeak Persons reporting their beneficial ownership of the Common Units, as amended, is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, each of the Reporting Persons may be deemed the beneficial owner of 231,761,668 Common Units, which amount represents approximately 80.9% of the outstanding Common Units. This amount includes: (i) 191,234,608 Common Units held directly by Stonepeak Catarina; (ii) approximately 27,017,268 Common Units that Stonepeak Catarina currently has the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina; (iii) 4,509,792 Common Units held directly by SPCE Sub; and (iv) 9,000,000 Common Units held directly by SPPE Sub.

The foregoing beneficial ownership percentages are based on approximately 286,452,450 Common Units outstanding, which is the sum of (i) 231,032,052 Common Units outstanding as of May 12, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed May 12, 2023, plus, for purposes of calculating the Reporting Persons’ beneficial ownership pursuant to Rule 13d-3(d)(i) under the Act, (ii) the 28,403,130 Common Units issued to the Stonepeak Catarina on May 23, 2023 in connection with the first quarter 2023 quarterly distribution on the Class C Preferred Units held by Stonepeak Catarina, and (iii) the approximately 27,017,268 Common Units issuable to Stonepeak Catarina upon exercise of the Warrant.

(b) The Reporting Persons have shared voting power and shared dispositive power over (i) the 191,234,608 Common Units held directly by Stonepeak Catarina and approximately 27,017,268 Common Units that Stonepeak Catarina currently has the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina with each of the Other Stonepeak Persons except SPCE Sub and SPPE Sub; (ii) the 4,509,792 Common Units held directly by SPCE Sub with each of the Other Stonepeak Persons except SPPE Sub; and (iii) the 9,000,000 Common Units held directly by SPPE Sub with each of the Other Stonepeak Persons except SPCE Sub.

(c) The response to Item 4 of this Schedule 13D is incorporated by reference herein. Except as set forth in the Schedule 13D, there were no transactions in Common Units by the Reporting Persons during the past sixty days.

(d) The response to Item 4 of this Schedule 13D is incorporated by reference herein. Certain investors in the Stonepeak Reporting Persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The response to Item 4 of this Schedule 13D is incorporated by reference herein.

The information disclosed in Item 6 of the Schedule 13D filed by the Other Stonepeak Persons reporting their beneficial ownership of the Common Units, as amended, is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement

CUSIP NO. 30053M104	Page 7 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Stonepeak GP Investors Holdings LP
By: Stonepeak GP Investors Upper Holdings LP, its general partner
By: Stonepeak GP Investors Holdings Manager LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

Stonepeak GP Investors Upper Holdings LP
By: Stonepeak GP Investors Holdings Manager LLC, its general partner
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

Stonepeak GP Investors Holdings Manager LLC
By: /s/ Michael Dorrell
Name: Michael Dorrell
Title: Chairman, Chief Executive Officer and Co-Founder

July 6, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001)